Filed by: America Móvil, S.A.B. de C.V.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Carso Global Telecom S.A.B. de C.V.
Commission File No. 082-04379

Telmex Internacional, S.A.B. de C.V.
Commission File No. 001-34086

“América Móvil’s tender offer for Carso Global Telecom and Telmex Internacional”

Mexico City. January 13, 2010. América Móvil, S.A.B. de C.V. (America Movil) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL] announced today that it will launch an exchange offer to the shareholders of Carso Global Telecom, S.A.B. de C.V. (“Telecom”), pursuant to which, the shares of this entity would be exchanged for shares issued by America Movil. The exchange ratio will be 2.0474 to 1, and thus, the shareholders of Telecom would receive 2.0474 shares of America Movil per each Telecom share.

If Telecom’s shareholders tender all their Telecom shares, America Movil would beneficially own 59.4% of the outstanding shares of Teléfonos de México, S.A.B. de C.V. (“Telmex”), and 60.7% of the outstanding shares of Telmex Internacional, S.A.B. de C.V. (“Telmex Internacional”). Telecom’s net indebtedness at the end of 2009 was approximately 22,017 million pesos.

America Movil also announced that it will launch an offer for the exchange or purchase of all of the Telmex Internacional’s shares that are not already owned by Telecom (39.3%). The exchange ratio will be 0.373 shares of America Movil per each Telmex Internacional share or, if in cash, the purchase price would be 11.66 pesos per share.

In the event that, at completion of the processes described above, a sufficient number of shares are obtained, it is intended to delist both Telecom and Telmex Internacional in the various securities markets in which their shares are registered.

These transactions have been approved today by America Movil’s board of directors.

The tender offers would be subject to several relevant authorizations.

About AMX

America Movil is the leading provider of wireless services in Latin America. As of September 30, 2009, it had 194.3 million wireless subscribers and 3.8 million landlines in the Americas.

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Legal Disclaimer

This press release is not an offer of securities for sale in the United States, Mexico or elsewhere. Securities may not be offered or sold in the United States, in Mexico or in other jurisdictions, absent registration or an exemption from registration. Any public offering of securities in the United States or Mexico, if any, will be made by means of a prospectus and/or information statement that may be obtained from America Movil and that will contain additional information about America Movil, Carso Global Telecom, S.A.B. de C.V. and/or Telmex Internacional, S.A.B. de C.V. and their management, as well as financial statements and other material information.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. América Móvil is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.